EXHIBIT 12

CBRE GROUP, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in thousands)

	Year Ended December 31,
	2015	2014	2013	2012	2011
Income from continuing operations before provision for income taxes	$879,730	$777,262	$508,985	$489,478	$429,538
Less: Equity income from unconsolidated subsidiaries	162,849	101,714	64,422	60,729	104,776
Income (loss) from continuing operations attributable to non-controlling interests	11,745	29,000	7,569	(9,697)	6,918
Add: Distributed earnings of unconsolidated subsidiaries	36,630	27,903	33,302	20,199	20,794
Fixed charges	198,996	209,839	260,327	245,322	219,964

Total earnings before fixed charges	$940,762	$884,290	$730,623	$703,967	$558,602

Fixed charges:
Portion of rent expense representative of the interest factor (1)	$77,431	$74,717	$68,950	$70,254	$69,715
Interest expense	118,880	112,035	135,082	175,068	150,249
Write-off of financing costs on extinguished debt	2,685	23,087	56,295	—	—

Total fixed charges	$198,996	$209,839	$260,327	$245,322	$219,964

Ratio of earnings to fixed charges	4.73	4.21	2.81	2.87	2.54

(1)	Represents one-third of operating lease costs, which approximates the portion that relates to interest.